Exhibit 3.1

CERTIFICATE OF INCORPORATION

OF

PHOENIX AGRI ENTERPRISES, INC.

ARTICLE I

The name of the corporation is PHOENIX AGRI ENTERPRISES, INC. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 108 West 13th Street, in the City of Wilmington, County of New Castle, Zip Code 19801.  The name of its registered agent at such address is Business Filings Incorporated.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”).

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 300,000,000 shares of capital stock, all of which shall be designated as “Common Stock” and have a par value of $0.0001 per share.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend, or repeal Bylaws of the Corporation.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.  Elections of directors need not be by written ballot unless otherwise provided in the By-Laws of the Corporation.

ARTICLE VII

(A)           To the fullest extent permitted by the DGCL, as the same may be amended from time to time, or by any other applicable state law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.  If the DGCL or other applicable state law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or such other applicable state law, as so amended.

(B)           To the fullest extent permitted by applicable law, the Corporation is also authorized to provide indemnification of (and advancement of expenses to) such directors and officers (and any other persons to which Delaware or other applicable state law permits the Corporation to provide indemnification) through by-law provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors, or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL or other applicable state law, subject only to limits created by applicable Delaware or other state law (statutory or non-statutory), with respect to actions for breach of duty to a corporation, its stockholders, and others.

(C)           Any repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of a director or officer of the Corporation, or other person indemnified by the Corporation, with respect to any acts or omissions of such director, officer, or other person existing at the time of such repeal or modification.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Wanli Xu
2 Palo Alto Square, Suite 500
3000 El Camino Real
Palo Alto, California 94306

Executed this 13th day of October, 2010.

/s/ Wanli Xu
Wanli Xu, Incorporator